SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)
                              (Amendment No.  2)(1)

                          REGENT COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  758865 10 9
                                  -----------
                                (CUSIP Number)

                                          Copy to:
                                          --------

William H. Ingram                         Paul A. Gajer
Waller-Sutton Media Partners, L.P.        Rubin Baum Levin Constant & Friedman
c/o Waller-Sutton Management Group,       30 Rockefeller Plaza
One Rockefeller Plaza, Suite 3300         29th Floor
New York, New York 10020                  New York, New York 10112
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 May 6, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                           - Page 1 of 8 Pages -

CUSIP No. 758865 10 9             SCHEDULE 13D                Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      Waller-Sutton Media Partners, L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      13-3955719
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               3,050,645 shares                                 92.7%
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0 shares                                            0%
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        3,050,645 shares                                 92.7%
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                            0%
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,050,645 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         92.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 758865 10 9             SCHEDULE 13D                Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      Waller-Sutton Media L.L.C.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      22-3528778
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               3,050,645 shares                                 92.7%
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0 shares                                            0%
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        3,050,645 shares                                 92.7%
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                            0%
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,050,645 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         92.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated May 13, 1999, constitutes Amendment No. 2 to the
Schedule 13D dated July 16, 1998, as amended by Amendment No. 1, dated March 4, 1999 (collectively, the "Schedule"), regarding the beneficial ownership of Waller-Sutton Media Partners, L.P. ("Waller-Sutton") and its sole general partner, Waller-Sutton Media L.L.C.("Waller-LLC"), of the Common Stock of Regent Communications, Inc.

ITEM 1. Security and Issuer

      The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"), of Regent Communications, Inc., a Delaware corporation, which has its principal executive offices at 50 East RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011 (the "Issuer").

ITEM 2. Identity and Background

      The information set forth on Annex 2a attached to the Schedule is incorporated herein by reference.

ITEM 3. Source and Amount of Funds or Other Consideration

      The funds used by Waller-Sutton to purchase the additional shares of the Series F Preferred Stock (as defined below) described herein consisted of the capital contributions of its partners and its general working capital.

ITEM 4. Purpose of Transaction

      On June 15, 1998 Waller-Sutton entered into a Purchase Agreement with certain other purchasers (the "Other Purchasers") and the Issuer (the "Purchase Agreement"), pursuant to which Waller-Sutton purchased certain shares of the Issuer's Series F Convertible Preferred Stock (the "Series F Preferred Stock") and certain other securities of the Issuer, which purchases are described in the Schedule and the Exhibits thereto. In addition, the Purchase Agreement provided that Waller-Sutton and the Other Purchasers would, under certain circumstances, become committed to purchase additional shares of Series F Preferred Stock, at one or more "Additional Closings," as more fully described in Item 4 of the Schedule and Exhibit 2 thereto. On May 6, 1999, Waller-Sutton purchased an additional 518,860 shares of Series F Preferred Stock for $2,594,300, which purchase was made at an Additional Closing.

      Each share of Series F Preferred Stock is convertible into one share of Common Stock (subject to adjustment as provided in the Issuer's certificate of incorporation).

ITEM 5. Interests in Securities of the Issuer.

      (a) The following sets forth the aggregate number and percentage (based on 240,000 shares of Common Stock outstanding, as indicated on Schedule 5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 1998 (the "Issuer's Form 10-Q")) of shares

                           - Page 4 of 8 Pages -
of Common Stock owned beneficially by Waller-Sutton and Waller-LLC, as of May 7, 1999 (except as indicated below, none of the other persons listed on Annex 2a to the Schedule beneficially owns any shares of Common Stock):

                                       Shares of Common    Percentage of Shares
                                      Stock Beneficially    of Common Stock
                                             Owned         Beneficially Owned
                                      ------------------   ------------------

Waller-Sutton Media Partners, L.P.      3,050,645 shares          92.7%
Waller-Sutton Media, L.L.C.             3,050,645 shares          92.7%

      The 3,050,645 shares of Common Stock beneficially owned by Waller-Sutton and Waller-LLC consist of (i) 2,000,005 shares of Common Stock issuable upon conversion of the Series F Preferred Stock owned by Waller-Sutton, (ii) 650,000 shares of Common Stock issuable upon exercise of a Warrant owned by Waller-Suton and (iii) 400,640 shares issuable upon conversion of Series C Convertible Preferred Stock owned by Waller-Sutton. Based upon 240,000 shares of Common Stock outstanding, as indicated on Schedule 5.19 to the Purchase Agreement, included as Exhibit 4(d) to the Issuer's Form 10-Q, Waller-Sutton beneficially owns 92.7% of the Common Stock. Waller-LLC is the sole general partner of Waller-Sutton and therefore beneficially owns the shares of Common Stock, Series C Convertible Preferred Stock and Series F Preferred Stock held by Waller-Sutton.

      William H. Ingram, a member and Chairman of Waller-LLC, a limited partner of Waller-Sutton and an Other Purchaser under the Purchase Agreement, beneficially owns 100,000 shares of Series F Preferred Stock and a warrant to purchase 10,000 shares of Common Stock, which were purchased under the Purchase Agreement for an aggregate consideration of $500,000. Waller-Sutton disclaims beneficial ownership of such shares of Series F Preferred Stock and Common Stock. In addition, Mr. Ingram disclaims beneficial ownership of all the shares of the Issuer's capital stock owned by Waller-Sutton.

            (b) Waller-Sutton, through its sole general partner Waller-LLC, has sole power to vote and dispose of all of the shares of Series F Preferred Stock owned by Waller-Sutton. However, Waller-Sutton has entered into the Stockholders' Agreement described in ITEM 6 below, which contains provisions as to the voting of such shares in respect of the election of directors.

            (c) The following is a description of all transactions in shares of Common Stock by Waller-Sutton effected from February 23, 1999 through May 6, 1999, inclusive.

                                                             Number of Shares
                Name                  Date of Acquisition  Beneficially Acquired
                ----                  -------------------  ---------------------

Waller-Sutton Media Partners, L.P.          5/6/99                518,860
Waller-Sutton Media L.L.C                   5/6/99                518,860


                           - Page 5 of 8 Pages -

            (d)   Not Applicable.

            (e)   Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Concurrently with the execution of the Purchase Agreement, the Issuer, Waller-Sutton, the Other Purchasers and certain other stockholders of the Issuer entered into the Stockholders' Agreement, as described in the Schedule and Exhibit 4 thereto.

ITEM 7. Material to be Filed as Exhibits.

Exhibit #         Description of Exhibit
---------         ----------------------
1                 Joint Filing Agreement, dated as of May 13, 1999, between
                  Waller-Sutton Media Partners, L.P. and Waller-Sutton Media
                  L.L.C.


                           - Page 6 of 8 Pages -

                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: May 13,  1999                     WALLER-SUTTON MEDIA PARTNERS, L.P.

                                        By: Waller-Sutton Media L.L.C.,
                                              its general partner


                                        By:    /s/ Cathy M.  Brienza
                                           -------------------------------------
                                           Name: Cathy M.  Brienza
                                           Title: Vice President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: May 13,  1999                     WALLER-SUTTON MEDIA L.L.C.

                                        By:      /s/ Cathy M.  Brienza
                                           -------------------------------------
                                           Name: Cathy M.  Brienza
                                           Title: Vice President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                           - Page 7 of 8 Pages -

                                                                       Exhibit 1

                            Joint Filing Agreement

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of any and all amendments to their statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Regent Communications, Inc. and that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts all of which when taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 13th day of May, 1999.

WALLER-SUTTON MEDIA PARTNERS, L.P.

By:   Waller-Sutton Media L.L.C., its
      general partner

By:   /s/ Cathy M.  Brienza
   --------------------------------
   Name: Cathy M.  Brienza
   Title: Vice President


WALLER-SUTTON MEDIA L.L.C.

By:         /s/ Cathy M.  Brienza
   --------------------------------
   Name: Cathy M.  Brienza
   Title: Vice President